Exhibit (12)

TARGET CORPORATION
Computations of Ratios of Earnings to Fixed Charges for the
Six Months Ended August 4, 2018 and July 29, 2017
and for the Most Recent Five Fiscal Years

Ratio of Earnings to Fixed Charges	Six Months Ended		Fiscal Year Ended
(dollars in millions)	Aug 4, 2018	Jul 29, 2017 As Adjusted (a)	Feb 3, 2018 As Adjusted (a)	Jan 28, 2017 As Adjusted (a)	Jan 30, 2016	Jan 31, 2015	Feb 1, 2014
Earnings from continuing operations before income taxes	$1,949	$2,006	$3,630	$3,961	$4,923	$3,653	$4,121
Capitalized interest, net	10	9	16	20	16	(1)	(14)
Adjusted earnings from continuing operations before income taxes	1,959	2,015	3,646	3,981	4,939	3,652	4,107
Fixed charges:
Interest expense (b)	244	279	555	578	616	619	641
Interest portion of rental expense (c)	41	39	79	74	108	108	108
Total fixed charges	285	318	634	652	724	727	749
Earnings from continuing operations before income taxes and fixed charges	$2,244	$2,333	$4,280	$4,633	$5,663	$4,379	$4,856
Ratio of earnings to fixed charges	7.87	7.34	6.75	7.11	7.82	6.02	6.48
(a) Beginning with the first quarter 2018, we adopted the new accounting standards for revenue recognition, leases, and pensions. We are presenting prior period results on a basis consistent with the new standards and conformed to the current period presentation. Refer to Note 2 of the Form 10-Q for the period ended May 5, 2018 for further information. Fiscal years prior to January 28, 2017 are not adjusted.
(b) Includes interest on debt and capital leases (including capitalized interest) and amortization of debt issuance costs. Excludes interest income, the loss on early retirement of debt and interest associated with uncertain tax positions, which is recorded within income tax expense.
(c) Represents the hypothetical interest expense we would incur if the property under our operating leases were owned and accounted for as capital leases. Subsequent to the adoption of the new accounting standard for leases, calculated using the discount rate for each lease and recorded as a component of rent expense within SG&A.